Press Release from the Atlas Copco Group

For furthe[redacted]
Björn Ro[redacted], Construction and Mining Technique
+46 (0) 7
Joanna C Atlas Copco AB
+44 (0)1

04045126

Atlas Copco completes acquisition of Baker Hughes Mining Tools

Stockholm, Sweden, September 14, 2004: Atlas Copco North America Inc. has completed its acquisition of Baker Hughes Mining Tools, a division of Hughes Christensen, a division of Baker Hughes Incorporated. Baker Hughes Mining Tools has annual revenues of approximately MUSD 40 (MSEK 300) and 176 employees. The purchase price was not disclosed.

Baker Hughes Mining Tools is a leading manufacturer of consumables for rotary drilling and raise boring. Its head office and manufacturing plant are in Grand Prairie, Texas, United States, and it has sales offices and agencies in several countries. The acquired business becomes part of the Secoroc division within the Construction and Mining Technique business area.

The acquisition brings with it products that complement Atlas Copco Secoroc's existing range of drilling consumables. It fits in with Construction and Mining Technique's strategy of offering a more complete product assortment to surface mining and raise boring markets and of increasing revenues through use-of-products.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

Atlas Copco Secoroc is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drilling tools, and has established a world-wide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division headquarter is located in Fagersta, Sweden. The division has six production plants spread out on five continents. More information is available on www.atlascopco.com.